UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
(Amendment No. 1)*

Doximity, Inc.
(Name of Issuer)

Class A common stock
(Title of Class of Securities)
26622P 107
(CUSIP Number)
December 31, 2021
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)
☐    Rule 13d-1(c)
☒    Rule 13d-1(d)

*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 26622P 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Jeffrey Tangney
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 27,445,043 (1)(3)
	6	SHARED VOTING POWER 24,203,330 (2)(3)
	7	SOLE DISPOSITIVE POWER 27,445,043 (1)(3)
	8	SHARED DISPOSITIVE POWER 24,203,330 (2)(3)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,648,373 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 33.3% (3)(4)(5)
12	TYPE OF REPORTING PERSON IN

(1)
Consists of (i) 6,171,666 shares of Class B common stock held of record by Mr. Tangney, (ii) 400,000 shares of Class A common stock held of record by Mr. Tangney, (iii) 20,000,000 shares of Class B common stock held of record by Tangney Annuity Trust, LLC, and (iii) 873,377 shares of Class B common stock subject to outstanding stock options held of record by Mr. Tangney that are exercisable within 60 days of December 31, 2021. The reporting person has sole voting power and sole dispositive power with respect to these shares.

(2)
Consists of 24,203,330 shares of Class B common stock held of record by Tangney Schweikert Family Trust. The reporting person and his wife, Claudia Schweikert, share voting and dispositive power over the shares held by Tangney Schweikert Family Trust.

(3)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(4)	The percent of class was calculated based on 103,760,255 shares of Class A common stock and 86,241,144 shares of Class B common stock outstanding as of December 31, 2021.
(5)
Based on the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the reporting person, which, with respect to the Class B common stock, pursuant to Rule 13d-3 of the Act, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 51,248,373 shares of Class B common stock and 400,000 shares of Class A common stock beneficially owned by the reporting person represent 52.6% of the aggregate combined voting power of the Class A common stock and Class B common stock.

SCHEDULE 13G
CUSIP No. 26622P 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Claudia Schweikert
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,203,330 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,203,330 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,203,330 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.9% (2)(3)(4)
12	TYPE OF REPORTING PERSON IN

(1)
Consists of 24,203,330 shares of Class B common stock held of record by Tangney Schweikert Family Trust. The reporting person and her husband, Jeffrey Tangney, share voting and dispositive power over the shares held by Tangney Schweikert Family Trust.

(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 103,760,255 shares of Class A common stock and 86,241,144 shares of Class B common stock outstanding as of December 31, 2021.
(4)
Based on the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the reporting person, which, with respect to the Class B common stock, pursuant to Rule 13d-3 of the Act, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 24,203,330 shares of Class B common stock beneficially owned by the reporting person represent 25.1% of the aggregate combined voting power of the Class A common stock and Class B common stock.

SCHEDULE 13G
CUSIP No. 26622P 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Tangney Schweikert Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 24,203,330 (1)(2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 24,203,330 (1)(2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,203,330 (1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.9% (2)(3)(4)
12	TYPE OF REPORTING PERSON IN

(1)
Consists of 24,203,330 shares of Class B common stock held of record by Tangney Schweikert Family Trust. Jeffrey Tangney and Claudia Shweikert share voting and dispositive power over the shares held by Tangney Schweikert Family Trust.

(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 103,760,255 shares of Class A common stock and 86,241,144 shares of Class B common stock outstanding as of December 31, 2021.
(4)
Based on the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the reporting person, which, with respect to the Class B common stock, pursuant to Rule 13d-3 of the Act, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 24,203,330 shares of Class B common stock beneficially owned by the reporting person represent 25.1% of the aggregate combined voting power of the Class A common stock and Class B common stock.

SCHEDULE 13G
CUSIP No. 26622P 107

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Tangney Annuity Trust, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b)
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000,000 (1)(2)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,000,000 (1)(2)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000,000 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 16.2% (2)(3)(4)
12	TYPE OF REPORTING PERSON IN

(1)	Consists of 20,000,000 shares of Class B common stock held of record by Tangney Annuity Trust, LLC. Jeffrey Tangney has sole voting power and sole dispositive power with respect to these shares.
(2)	Each share of Class A common stock is entitled to one vote and each share of Class B common stock is entitled to ten votes. Each share of Class B common stock is convertible into one share of Class A common stock at any time at the option of the holder and upon the occurrence of certain other events as described in the Issuer’s Amended and Restated Certificate of Incorporation. In addition, each share of Class B common stock will automatically convert into one share of Class A common stock upon any transfer, except for certain permitted transfers described in the Issuer’s Amended and Restated Certificate of Incorporation.
(3)	The percent of class was calculated based on 103,760,255 shares of Class A common stock and 86,241,144 shares of Class B common stock outstanding as of December 31, 2021.
(4)
Based on the aggregate number of shares of Class A common stock and Class B common stock beneficially owned by the reporting person, which, with respect to the Class B common stock, pursuant to Rule 13d-3 of the Act, is treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person. The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 20,000,000 shares of Class B common stock beneficially owned by the reporting person represent 20.7% of the aggregate combined voting power of the Class A common stock and Class B common stock.

Item 1
(a)    Name of Issuer:
Doximity, Inc.
(b)    Address of Issuer’s Principal Executive Offices:
500 Third Street, San Francisco, California 94107
Item 2
This Schedule 13G is being filed jointly by the following (collectively, the “Reporting Persons”):
(a)    Name of Person Filing:
Jeffrey Tangney
(b)    Address of Principal Business Office or, if None, Residence:
c/o Doximity, Inc., 500 Third Street, San Francisco, California 94107
(c)    Citizenship:
United States
(d)    Title of Class of Securities:
Class A common stock
(e)    CUSIP Number:
26622P 107

(a)    Name of Person Filing:
Claudia Schweikert
(b)    Address of Principal Business Office or, if None, Residence:
c/o Doximity, Inc., 500 Third Street, San Francisco, California 94107
(c)    Citizenship:
United States
(d)    Title of Class of Securities:
Class A common stock
(e)    CUSIP Number:
26622P 107

(a)    Name of Person Filing:
Tangney Schweikert Family Trust
(b)    Address of Principal Business Office or, if None, Residence:
c/o Doximity, Inc., 500 Third Street, San Francisco, California 94107
(c)    Citizenship:
United States

(d)    Title of Class of Securities:
Class A common stock
(e)    CUSIP Number:
26622P 107

(a)    Name of Person Filing:
Tangney Annuity Trust, LLC
(b)    Address of Principal Business Office or, if None, Residence:
c/o Doximity, Inc., 500 Third Street, San Francisco, California 94107
(c)    Citizenship:
United States
(d)    Title of Class of Securities:
Class A common stock
(e)    CUSIP Number:
26622P 107

Item 3    If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)    ☐    Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)    ☐    Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)    ☐    Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)    ☐    Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)    ☐    An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
(f)    ☐    An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
(g)    ☐    A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
(h)    ☐    A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)    ☐    A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)    ☐    A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:
(k)    ☐    Group, in accordance with §240.13d-1(b)(1)(ii)(K).
Item 4    Ownership.
The aggregate number of Shares and percentages beneficially owned by each of the Reporting Persons, as well as the number of Shares as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, shared power to dispose or direct the disposition, is set forth in the following:
Reporting Person: Jeffrey Tangney
(a) and (b)
Amount Beneficially Owned and Percent of Class:

51,648,373 shares of Class B common stock, consisting of (i) 6,171,666 shares of Class B common stock held of record by Mr. Tangney, (ii) 873,377 shares of Class B common stock subject to outstanding stock options held of record by Mr. Tangney that are exercisable within 60 days of December 31, 2021, (iii) 24,203,330 shares of Class B common stock held of record by Tangney Schweikert Family Trust, and (iv) 20,000,000 shares of Class B common stock held of record by Tangney Annuity Trust, LLC, which when all such shares are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, represent approximately 33.3% of the outstanding shares of Class A common stock.
The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 51,648,373 shares of Class B common stock and 400,000 shares of Class A common stock beneficially owned by the reporting person represent 52.6% of the aggregate combined voting power of the Class A common stock and Class B common stock. The percent of class was calculated based on 103,760,255 shares of Class A common stock and 86,241,144 shares of Class B common stock outstanding as of December 31, 2021.
(c) Number of shares as to which the person has:
(i)    Sole power to vote or direct the vote: 27,445,043
(ii)    Shared power to vote or to direct the vote: 24,203,330
(iii)    Sole power to dispose or to direct the disposition of: 27,445,043
(iv)    Shared power to dispose or to direct the disposition of: 24,203,330
Reporting Person: Claudia Schweikert
(a) and (b)
Amount Beneficially Owned and Percent of Class:
24,203,330 shares of Class B common stock, all of which are held of record by Tangney Schweikert Family Trust, which when all such shares are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, represent approximately 18.9% of the outstanding shares of Class A common stock.
The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 24,203,330 shares of Class B common stock beneficially owned by the reporting person represent 25.1% of the aggregate combined voting power of the Class A common stock and Class B common stock. The percent of class was calculated based on 103,760,255 shares of Class A common stock and 86,241,144 shares of Class B common stock outstanding as of December 31, 2021.
(c) Number of shares as to which the person has:
(i)    Sole power to vote or direct the vote: 0
(ii)    Shared power to vote or to direct the vote: 24,203,330
(iii)    Sole power to dispose or to direct the disposition of: 0
(iv)    Shared power to dispose or to direct the disposition of: 24,203,330

Reporting Person: Tangney Schweikert Family Trust
(a) and (b)
Amount Beneficially Owned and Percent of Class:
24,203,330 shares of Class B common stock, all of which are held of record by Tangney Schweikert Family Trust, which when all such shares are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, represent approximately 18.9% of the outstanding shares of Class A common stock.
The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 24,203,330 shares of Class B common stock beneficially owned by the reporting person represent 25.1% of the aggregate combined voting power of the Class A common stock and Class B common stock. The percent of class was calculated based on 103,760,255 shares of Class A common stock and 86,241,144 shares of Class B common stock outstanding as of December 31, 2021.
(c) Number of shares as to which the person has:
(i)    Sole power to vote or direct the vote: 0
(ii)    Shared power to vote or to direct the vote: 24,203,330
(iii)    Sole power to dispose or to direct the disposition of: 0
(iv)    Shared power to dispose or to direct the disposition of: 24,203,330

Reporting Person: Tangney Annuity Trust, LLC
(a) and (b)
Amount Beneficially Owned and Percent of Class:
20,000,000 shares of Class B common stock, all of which are held of record by Tangney Annuity Trust, LLC, which when all such shares are treated as converted into Class A common stock only for purposes of computing the percentage ownership of the reporting person pursuant to Rule 13d-3 of the Act, represent approximately 16.2% of the outstanding shares of Class A common stock.
The percentage reported does not reflect the ten for one voting power of the Class B common stock. The 20,000,000 shares of Class B common stock beneficially owned by the reporting person represent 20.7% of the aggregate combined voting power of the Class A common stock and Class B common stock. The percent of class was calculated based on 103,760,255 shares of Class A common stock and 86,241,144 shares of Class B common stock outstanding as of December 31, 2021.
(c) Number of shares as to which the person has:
(i)    Sole power to vote or direct the vote: 20,000,000
(ii)    Shared power to vote or to direct the vote: 0
(iii)    Sole power to dispose or to direct the disposition of: 20,000,000
(iv)    Shared power to dispose or to direct the disposition of: 0

Item 5    Ownership of Five Percent or Less of a Class.
Not applicable.
Item 6    Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.
Item 7    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.
Item 8    Identification and Classification of Members of the Group.
Not applicable.
Item 9    Notice of Dissolution of Group.
Not applicable.
Item 10    Certification.
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
AGREEMENT FOR JOINT FILING
Jeffrey Tangney, Claudia Schweikert, Tangney Schweikert Family Trust and Tangney Annuity Trust, LLC hereby agree to submit a joint Schedule 13G with the Securities and Exchange Commission concerning their beneficial ownership of Doximity, Inc.
Date: February 14, 2022

By:	/s/ Jeffrey Tangney
Jeffrey Tangney

By:	/s/ Claudia Schweikert
Claudia Schweikert

Tangney Schweikert Family Trust

By:	/s/ Jeffrey Tangney
Name: Title:	Jeffrey Tangney Trustee

By:	/s/ Claudia Schweikert
Name: Title:	Claudia Schweikert Trustee

Tangney Annuity Trust, LLC

By:	/s/ Jeffrey Tangney
Name: Title:	Jeffrey Tangney Trustee